# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kazia Therapeutics Limited, CIK 0001075880
CUSIP: 48669G303
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: Three International Towers Level 24, 300 Barangaroo Avenue, Sydney, New South Wales, Australia (C3), 2000
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001846412

## Reporting persons
- Lynwood Capital Management Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 264,980,500; shared voting power 0; sole dispositive power 264,980,500; shared dispositive power 0; aggregate amount beneficially owned 264,980,500 (4.6% of the class)
- Ben Shapiro: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 264,980,500; shared voting power 0; sole dispositive power 264,980,500; shared dispositive power 0; aggregate amount beneficially owned 264,980,500 (4.6% of the class)
- Lynwood Opportunities Master Fund: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 264,980,500; shared voting power 0; sole dispositive power 264,980,500; shared dispositive power 0; aggregate amount beneficially owned 264,980,500 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Kazia Therapeutics Limited
Address of issuer's principal executive offices: Three International Towers Level 24, 300 Barangaroo Avenue, Sydney, New South Wales, Australia, 2000

## Item 2. Person Filing
Name of person filing: This Schedule 13G (this "Statement" or this "Schedule 13G") is being filed by: (1) Lynwood Capital Management Inc., an Ontario corporation (the "Investment Manager"); (2) Ben Shapiro ("Mr. Shapiro"); and (3) Lynwood Opportunities Master Fund, a Cayman Islands entity (the "Fund") (all of the foregoing, collectively, the "Reporting Persons"). The Fund is an investment vehicle. The Fund directly beneficially owns the Ordinary Shares (as defined below) reported in this Statement. The Investment Manager is the investment manager of the Fund. Mr. Shapiro is the President, Chief Executive Officer, Chief Investment Officer, sole director and indirect controlling stockholder of the Investment Manager. Mr. Shapiro and the Investment Manager may be deemed to beneficially own the Ordinary Shares directly beneficially owned by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any Ordinary Shares other than the Ordinary Shares directly beneficially owned by such Reporting Person.
Address of principal business office or, if none, residence: The principal business office of the Fund is FG Services Limited, Suite 2206, Cassia Court, 72 Market Street, Camana Bay, P.O. Box 30869, Grand Cayman KY1-1204, Cayman Islands. The principal business office of the Investment Manager and Mr. Shapiro is 200 Bay St, Suite 1304, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J1.
Citizenship: For citizenship or place of organization see Item 4 of the cover page of each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page for each Reporting Person, and Item 2, which information is given as of the close of business on June 30, 2026, the Date of Event which requires the filing of this Schedule 13G. The Reporting Persons own Ordinary Shares through the Issuer's American Depositary Shares, each representing five hundred (500) Ordinary Shares. The Ordinary Shares have no CUSIP number. The CUSIP number for the Issuer's American Depositary Shares is 48669G303.
Percent of class: See Item 11 on the cover page for each Reporting Person. The percentages of beneficial ownership contained herein are based on 5,713,449,734 Ordinary Shares outstanding as of March 12, 2026 as reported by the Issuer in a Form F-3 filed with the SEC on March 18, 2026.
Sole power to vote or to direct the vote: See Item 5 on the cover page for each Reporting Person.
Shared power to vote or to direct the vote: See Item 6 on the cover page for each Reporting Person.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Lynwood Capital Management Inc.: /s/ Ben Shapiro, Ben Shapiro / Authorized Signatory (08/14/2026)
- Ben Shapiro: /s/ Ben Shapiro, N/A (08/14/2026)
- Lynwood Opportunities Master Fund: /s/ Ben Shapiro, Ben Shapiro / Authorized Signatory (08/14/2026)